Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 12 DATED SEPTEMBER 30, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 10 dated August 15, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 11 dated September 3, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the SEC on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of September 26, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 4.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $107.5 million (including shares issued pursuant to our distribution reinvestment plan). We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of September 26, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of September 26, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 30 properties, located in 16 states, consisting of approximately 633,000 gross rentable square feet of commercial space. We acquired 19 properties between September 1, 2014 and September 26, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant(s)	Rentable Square Feet (1)	Purchase Price
Dollar General — Wakarusa, IN	Discount Store	1	Dolgencorp, LLC	9,100	$1,346,449
Dollar General — Wolcottville, IN	Discount Store	1	Dolgencorp, LLC	9,026	1,191,609
Dollar General — Elmwood, IL	Discount Store	1	DG Retail, LLC	9,100	1,071,381
Mattress Firm — Raleigh, NC	Specialty Retailer	1	Mattress Firm, Inc.	4,500	1,959,677
Family Dollar — Roswell, NM	Discount Store	1	Family Dollar Stores of New Mexico, Inc.	8,320	1,254,368
Dollar General — Pipestone, MN	Discount Store	1	DG Retail, LLC	9,002	1,187,756
Kroger — Bay City, MI	Grocery	1	The Kroger Co. of Michigan	64,608	6,535,104
Houma Crossing — Houma, LA	Various	15	Various	186,430	24,650,000
Dollar General — Junction City, OH	Discount Store	1	Dolgen Midwest, LLC	9,026	991,500
Walgreens — Delavan, WI	Drugstore	1	Walgreen Co.	14,820	4,569,420
Walgreens — Whiteville, NC	Drugstore	1	Walgreen Co.	14,820	4,863,569
Walgreens — Salisbury, NC	Drugstore	1	Walgreen Co.	14,820	4,669,026
Walgreens — Kokomo, IN	Drugstore	1	Walgreen Co.	14,820	3,890,855
Walgreens — Richmond, IN	Drugstore	1	Walgreen Co.	14,820	5,447,198
Walgreens — Baton Rouge, LA	Drugstore	1	Walgreen Louisiana Co.	14,820	5,547,582
Walgreens — Sulphur, LA	Drugstore	1	Walgreen Louisiana Co.	14,820	4,356,202
Walgreens — Houma, LA	Drugstore	1	Walgreen Louisiana Co.	14,490	4,970,957
Walgreens — Lubbock, TX	Drugstore	1	Walgreen Co.	14,820	5,053,924
Walgreens — San Antonio, TX	Drugstore	1	Walgreen Co.	14,490	9,166,854
				456,652	$92,723,431

(1)	Includes square feet of buildings that are on land subject to ground leases.
The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of September 26, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 30 properties, located in 16 states, consisting of approximately 633,000 gross rentable square feet of commercial space. The 19 properties we acquired between September 1, 2014 and September 26, 2014 were acquired through the use of proceeds from our initial public offering and proceeds from the assumption of two mortgage loan agreements.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Wakarusa, IN	September 3, 2014	2012	$1,346,449	$33,661	7.21%	7.30%	100%
Dollar General — Wolcottville, IN	September 3, 2014	2013	1,191,609	29,790	7.21%	7.29%	100%
Dollar General — Elmwood, IL	September 3, 2014	2012	1,071,381	26,785	7.53%	7.61%	100%
Mattress Firm — Raleigh, NC	September 12, 2014	2014	1,959,677	48,992	7.75%	8.25%	100%
Family Dollar — Roswell, NM	September 12, 2014	2014	1,254,368	31,359	8.16%	8.16%	100%
Dollar General — Pipestone, MN	September 19, 2014	2014	1,187,756	29,694	7.20%	7.20%	100%
Kroger — Bay City, MI	September 24, 2014	2012	6,535,104	163,378	6.25%	6.25%	100%
Houma Crossing — Houma, LA	September 25, 2014	2008	24,650,000	616,250	7.58%	7.82%	95%
Dollar General — Junction City, OH	September 25, 2014	2014	991,500	24,788	7.20%	7.32%	100%
Walgreens — Delavan, WI	September 26, 2014	2006	4,569,420	114,236	6.43%	6.43%	100%

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Walgreens — Whiteville, NC	September 26, 2014	2007	$4,863,569	$121,589	6.43%	6.43%	100%
Walgreens — Salisbury, NC	September 26, 2014	2006	4,669,026	116,726	6.43%	6.43%	100%
Walgreens — Kokomo, IN	September 26, 2014	2006	3,890,855	97,271	6.43%	6.43%	100%
Walgreens — Richmond, IN	September 26, 2014	2006	5,447,198	136,180	6.43%	6.43%	100%
Walgreens — Baton Rouge, LA	September 26, 2014	2006	5,547,582	138,690	6.43%	6.43%	100%
Walgreens — Sulphur, LA	September 26, 2014	2006	4,356,202	108,905	6.43%	6.43%	100%
Walgreens — Houma, LA	September 26, 2014	2007	4,970,957	124,274	6.43%	6.43%	100%
Walgreens — Lubbock, TX	September 26, 2014	2006	5,053,924	126,348	6.43%	6.43%	100%
Walgreens — San Antonio, TX	September 26, 2014	2005	9,166,854	229,171	6.43%	6.43%	100%
			$92,723,431	$2,318,087

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the tenants at the properties listed above:

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Dollar General — Wakarusa, IN	Dolgencorp, LLC	9,100	100%	4/5 yr.	$97,079	$10.67	9/3/2014	–	5/31/2022
					$99,991	$10.99	6/1/2022	–	5/31/2027
Dollar General — Wolcottville, IN	Dolgencorp, LLC	9,026	100%	4/5 yr.	$85,915	$9.52	9/3/2014	–	5/31/2023
					$88,492	$9.80	6/1/2023	–	5/31/2028
Dollar General — Elmwood, IL	DG Retail, LLC	9,100	100%	4/5 yr.	$80,675	$8.87	9/3/2014	–	5/31/2023
					$83,095	$9.13	6/1/2023	–	5/31/2028
Mattress Firm — Raleigh, NC	Mattress Firm, Inc.	4,500	100%	2/5 yr.	$151,875	$33.75	9/12/2014	–	8/31/2019
					$167,040	$37.12	9/1/2019	–	8/31/2024
					$183,780	$40.84	9/1/2024	–	8/31/2025
Family Dollar — Roswell, NM	Family Dollar Stores of New Mexico, Inc.	8,320	100%	6/5 yr.	$102,321	$12.30	9/12/2014	–	6/30/2024
Dollar General — Pipestone, MN	DG Retail, LLC	9,002	100%	3/5 yr.	$85,518	$9.50	9/19/2014	–	9/30/2029

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)		Lease Term (4)
Kroger — Bay City, MI	The Kroger Co. of Michigan	64,608	100%	5/5 yr.	$408,444	$6.32		9/24/2014	–	11/30/2024
Houma Crossing — Houma, LA	Hob-Lob, Limited Partnership	56,676	30%	3/5 yr.	$453,408	$8.00		9/25/2014	–	6/30/2017
					$481,746	$8.50		7/1/2017	–	6/30/2022
	Kohl’s Department Stores, Inc.	— (5)	30% (6)	8/5 yr.	$170,000	$3.05	(6)	9/25/2014	–	1/31/2024
					$178,250	$3.20	(6)	2/1/2024	–	1/31/2034
Dollar General — Junction City, OH	Dolgen Midwest, LLC	9,026	100%	5/5 yr.	$71,392	$7.91		9/25/2014	–	9/30/2024
					$73,533	$8.15		10/1/2024	–	9/30/2029
Walgreens — Delavan, WI	Walgreen Co.	14,820	100%	10/5 yr.	$293,600	$19.81		9/26/2014	–	5/31/2031
Walgreens — Whiteville, NC	Walgreen Co.	14,820	100%	10/5 yr.	$312,500	$21.09		9/26/2014	–	12/31/2031
Walgreens — Salisbury, NC	Walgreen Co.	14,820	100%	10/5 yr.	$300,000	$20.24		9/26/2014	–	4/30/2031
Walgreens — Kokomo, IN	Walgreen Co.	14,820	100%	10/5 yr.	$250,000	$16.87		9/26/2014	–	1/31/2032
Walgreens — Richmond, IN	Walgreen Co.	14,820	100%	10/5 yr.	$350,000	$23.62		9/26/2014	–	12/31/2031
Walgreens — Baton Rouge, LA	Walgreen Louisiana Co.	14,820	100%	10/5 yr.	$356,450	$24.05		9/26/2014	–	2/28/2031
Walgreens — Sulphur, LA	Walgreen Louisiana Co.	14,820	100%	(7)	$279,900	$18.89		9/26/2014	–	1/31/2032
Walgreens — Houma, LA	Walgreen Louisiana Co.	14,490	100%	(7)	$319,400	$22.04		9/26/2014	–	2/28/2032
Walgreens — Lubbock, TX	Walgreen Co.	14,820	100%	(7)	$324,731	$21.91		9/26/2014	–	8/31/2031
Walgreens — San Antonio, TX	Walgreen Co.	14,490	100%	10/5 yr.	$589,000	$40.65		9/26/2014	–	4/30/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	Subject to a ground lease.

(6)	Percentage of total rentable square feet and effective annual base rent per square foot calculated based on square feet of a building that is on land subject to a ground lease.

(7)
Lease continues for 50 years following the end of the non-cancelable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12-months prior notice.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of September 26, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	2	5,700	98,900	1%
2017	1	5,400	151,896	2%
2018	2	4,823	128,525	1%
2019	4	16,601	346,714	4%
2020	—	—	—	—%
2021	—	—	—	—%
2022	4	84,770	943,664	10%
2023	2	14,960	191,490	2%
2024	3	81,248	607,765	7%
Thereafter	26	409,814	6,584,718	73%
	44	623,316	$9,053,672	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 19 properties described in this prospectus supplement is approximately $70.3 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of September 26, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Wakarusa, IN	$1,109,474
Dollar General — Wolcottville, IN	981,886
Dollar General — Elmwood, IL	882,818
Mattress Firm — Raleigh, NC	1,614,774
Family Dollar — Roswell, NM	1,033,599
Dollar General — Pipestone, MN	978,711
Kroger — Bay City, MI	5,384,926
Houma Crossing — Houma, LA	14,238,164	(1)
Dollar General — Junction City, OH	816,996
Walgreens — Delavan, WI	3,765,202
Walgreens — Whiteville, NC	4,007,581
Walgreens — Salisbury, NC	3,847,277
Walgreens — Kokomo, IN	3,206,065
Walgreens — Richmond, IN	4,488,491
Walgreens — Baton Rouge, LA	4,571,208
Walgreens — Sulphur, LA	3,589,510
Walgreens — Houma, LA	4,096,069
Walgreens — Lubbock, TX	4,164,433
Walgreens — San Antonio, TX	7,553,488
	$70,330,672

(1)    Depreciable basis excludes any ground leases.

Debt
Amended Series C Loan
On January 13, 2014, our operating partnership entered into a $10.0 million subordinate revolving line of credit with Series C, LLC, an affiliate of our advisor. On September 24, 2014, our operating partnership entered into a modification agreement in order to increase the maximum principal amount of the subordinate revolving line of credit to $60.0 million (the Amended Series C Loan). The Amended Series C Loan bears interest at a rate per annum equal to the one-month LIBOR plus 2.20% with accrued interest payable monthly in arrears and principal due upon maturity on March 17, 2015. In the event the Amended Series C Loan is not paid off on the maturity date, the loan includes default provisions. Upon the occurrence of an event of default, interest on the Amended Series C Loan will accrue at an annual default interest rate equal to 4.0% above the stated interest rate. The Amended Series C Loan has been approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances. As of September 26, 2014, we had no amounts outstanding under the Amended Series C Loan.
Walgreens Loan
In connection with certain property acquisitions described above, on September 26, 2014, our operating partnership, through certain of its wholly-owned subsidiaries, assumed two mortgage loan agreements each with Capmark Bank, a Utah Industrial Bank (the Lender), in the aggregate principal amount of approximately $42.8 million (collectively, the WG Loan). The WG Loan is collateralized by 10 single-tenant commercial properties, which we purchased for an aggregate collective purchase price of approximately $52.5 million, exclusive of closing costs. The WG Loan bears interest at a fixed rate of 5.66% per annum with interest payments due monthly. The principal amount will be due April 1, 2017, the maturity date. We generally do not have the right to prepay the WG Loan in whole, or in part, prior to February 1, 2017. There is no prepayment penalty due if we elect to prepay the WG Loan in whole on or after February 1, 2017. The WG Loan is non-recourse to us and our subsidiaries, but we are each liable for customary non-recourse carve-outs. The WG Loan contains customary financial, affirmative and negative covenants and other customary events of default. Upon the occurrence of an event of default, interest on the WG Loan will accrue at an annual default interest rate equal to the lesser of 10.66% per annum or the highest rate permitted by the applicable law governing the WG Loan and any outstanding principal and interest would be payable on the demand of the Lender.

     CCPT5-SUP-12